1847 Holdings LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

May 1, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Scott Anderegg

Re:	1847 Holdings LLC

Registration Statement on Form S-3 (File No. 333-269512)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1847 Holdings LLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Wednesday, May 3, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

1847 Holdings LLC

By: /s/ Ellery W. Roberts

Ellery W. Roberts

Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.